LETTER AMENDMENT NO. 2 TO FORBEARANCE AGREEMENT

Dated as of September 30, 2009

To: the Agent and Lenders party to
    the Forbearance Agreement
    referred to below

Ladies and Gentlemen:

       We refer to the Forbearance Agreement dated as of September 3, 2009, as amended by the Letter Amendment to the Forbearance Agreement dated as of September 14, 2009 (such Forbearance Agreement, as so amended, the "Forbearance Agreement"; capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Forbearance Agreement) among BANK OF AMERICA, N.A., as Administrative Agent and Collateral Agent for the Lenders under the Credit Agreement referred to therein (in such capacities, the "Agent"), the Lenders party thereto, NORTEK, INC. (the "Specified U.S. Borrower"), VENTROL AIR HANDLING SYSTEMS INC. (the "Canadian Borrower" and, together with the Specified U.S. Borrower and each other Borrower from time to time party to the Credit Agreement referred to therein, the "Borrowers"), and the other Loan Parties (as defined in the Credit Agreement referred to therein).

       We hereby request, and the Required Lenders hereby agree, that the Forbearance Agreement be hereby amended as follows:

       (a)   Section 2(o) of the Forbearance Agreement is hereby amended by replacing "September 30, 2009" therein with "October 2, 2009".

       This Letter Amendment shall become effective as of the date first above written when, and only when, the Agent shall have received counterparts of this Letter Amendment executed by the Loan Parties and the Required Lenders or, as to any of the Required Lenders, advice satisfactory to the Agent that such Lender has executed this Letter Amendment.

       On and after the effectiveness of this Letter Amendment, each reference in the Forbearance Agreement to "this Agreement", "hereunder", "hereof" or words of like import referring to the Forbearance Agreement, and each reference in the Loan Documents to the "Forbearance Agreement", shall mean and be a reference to the Forbearance Agreement, as modified hereby. The forbearance agreements contained in the Forbearance Agreement, as modified hereby, shall be binding on all Lenders in accordance with Section 11.01 of the Credit Agreement.

       The Forbearance Agreement and each of the other Loan Documents, as specifically amended or otherwise modified by this Letter Amendment, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed. The execution, delivery and effectiveness of this Letter Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Secured Party or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents. Nothing contained in this Letter Amendment and no action by, or inaction on the part of, any Secured Party or the Agent shall, or shall be deemed to, directly or indirectly (i) constitute a consent to or waiver of any past, present or future violation of any provision of the Credit Agreement or any other Loan Document, (ii) except as expressly set forth herein, amend, modify or operate as a waiver of any provision of the Credit Agreement or any other Loan

Document or of any right, power, or remedy of the Agent or any Secured Party thereunder or (iii) constitute a course of dealing or other basis for altering any obligation of the Loan Parties under the Loan Documents or any other contract or instrument. The Loan Parties and the Required Lenders hereby agree that this Letter Amendment shall be a Loan Document for all purposes of the Credit Agreement and the other Loan Documents.

Each Loan Party ratifies and reaffirms the validity and enforceability (without defense, counterclaim or offset of any kind and not subject to any avoidance, reduction, recharacterization, subordination (whether equitable, contractual or otherwise but subject to the Intercreditor Amendment), counterclaim, cross-claim, defense, disallowance, impairment, objection or any challenges under any applicable Law or by any Person) of the Liens and security interests granted to secure any of the Obligations to and for the benefit of the Secured Parties, pursuant to the Loan Documents. Each Loan Party acknowledges and agrees that all such Liens and security interests granted by it secure, and shall continue to secure, the Obligations and the Guaranties from and after the date hereof.

This Letter Amendment may be executed by one or more of the parties to this Letter Amendment on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Any party hereto may execute and deliver a counterpart of this Letter Amendment by delivering by facsimile transmission or electronic mail in portable document format a signature page of this Letter Amendment signed by such party, and such signature shall be treated in all respects as having the same effect as an original signature.

This Letter Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

[*Remainder of Page Intentionally Blank*]

Very truly yours,

NORTEK, INC., as the Specified U.S. Borrower and as a Guarantor

By: /s/ Edward J. Cooney
    Name: Edward J. Cooney
    Title: Vice President and Treasurer

VENTROL AIR HANDLING SYSTEMS INC., as the Canadian Borrower

By: /s/ Edward J. Cooney
    Name: Edward J. Cooney
    Title: Vice President and Treasurer

AIGIS MECHTRONICS, INC.
BROAN-MEXICO HOLDINGS, INC.
BROAN-NUTONE LLC
BROAN-NUTONE STORAGE SOLUTIONS LP
CES GROUP, INC.
CES INTERNATIONAL LTD.
CLEANPAK INTERNATIONAL, INC.
ELAN HOME SYSTEMS, L.L.C.
GEFEN, INC.
GOVERNAIR CORPORATION
GTO, INC.
HC INSTALLATIONS, INC.
HOMELOGIC LLC
HUNTAIR, INC.
INTERNATIONAL ELECTRONICS, INC.
LINEAR H.K. LLC
LINEAR LLC
LITE TOUCH, INC.
MAGENTA RESEARCH LTD.
MAMMOTH-WEBCO, INC.
NILES AUDIO CORPORATION
NORDYNE INC.
NORDYNE INTERNATIONAL, INC.
NORTEK INTERNATIONAL, INC.
NUTONE LLC
OMNIMOUNT SYSTEMS, INC.
OPERATOR SPECIALTY COMPANY, INC.
PACIFIC ZEPHYR RANGE HOOD, INC.
PANAMAX INC.
RANGAIRE GP, INC.
RANGAIRE LP, INC.
SECURE WIRELESS, INC.
SPEAKERCRAFT, INC.
TEMTROL, INC.
WDS LLC
XANTECH CORPORATION
ZEPHYR CORPORATION

as a Borrower and Guarantor

By: /s/ Edward J. Cooney
Name: Edward J. Cooney
Title: Vice President and Treasurer

(of entity listed or as an officer of the managing member,
sole member or general partner)

BROAN-NUTONE CANADA INC.
INNERGY TECH INC.
VENMAR CES, INC.
VENMAR VENTILATION INC.
VENMAR VENTILATION (H.D.H.) INC.
as a Guarantor

By: /s/ Edward J. Cooney
Name: Edward J. Cooney
Title: Vice President and Treasurer

Acknowledged and Agreed:

BANK OF AMERICA, N.A.,
    as Agent

By: /s/ John R. LePage
    Name: John R. LePage
    Title: Vice President

BANK OF AMERICA, N.A.,
    as U.S. L/C Issuer and Canadian L/C Issuer

By: /s/ John R. LePage
    Name: John R. LePage
    Title: Vice President

Acknowledged and Agreed:

<u>General Electric Capital Corporation</u>
(*please insert name of Lender*)

By: <u>/s/ Patrick Lee</u>
     Name: Patrick Lee
     Title   Duly Authorized Signatory

Acknowledged and Agreed:

WELLS FARGO FOOTHILL, LLC

By: /s/ Ilene Silberman
Name: Ilene Silberman
Title: Vice President

Acknowledged and Agreed:

WELLS FARGO FOOTHILL CANADA ULC

By: /s/ Sanat Amladi
Name: Sanat Amladi
Title: Vice President